Consent of Independent Registered Public Accounting Firm

The Board of Directors

Metalla Royalty & Streaming Ltd.

We, KPMG LLP, consent to the use of our report dated August 21, 2020 with respect to the consolidated financial statements included in this Amendment No. 1 to Annual Report on Form 40-F. Our report refers to a change in accounting policy for leases as of June 1, 2019 due to the adoption of IFRS 16 Leases.

We, KPMG LLP, also consent to the incorporation by reference of such report in the Registration Statements on Form F-10 (No. 333-237887) and Form S-8 (No. 333-234659).

/s/ KPMG LLP

Chartered Professional Accountants
August 24, 2020
Vancouver, Canada